Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Millions of Dollars)	2007	2006	2005	2004	2003
Earnings
Net Income from continuing operations	$925	$740	$745	$565	$643
Preferred Stock Dividend	11	11	11	11	11
(Income) or Loss from Equity Investees	(7)	(1)	1	2	-
Minority Interest	-	-	-	-	-
Income Tax	438	388	348	282	396
Pre-Tax Income from Continuing Operations	$1,367	$1,138	$1,105	$860	$1,050
Add Fixed Charges*	567	556	468	458	476
Add: Distributed Income of Equity Investees	-	-	-	-	-
Subtract: Interest Capitalized	-	-	-	-	5
Subtract: Pre-Tax Preferred Stock Dividend Requirement	18	18	18	17	17
Earnings	$1,916	$1,676	$1,555	$1,301	$1,504
* Fixed Charges
Interest on Long-term Debt	$453	$425	$386	$368	$373
Amortization of Debt Discount, Premium and Expense	17	16	16	15	13
Interest Capitalized	-	-	-	-	5
Other Interest	57	75	27	36	45
Interest Component of Rentals	22	22	21	22	22
Pre-Tax Preferred Stock Dividend Requirement	18	18	18	17	18
Fixed Charges	$567	$556	$468	$458	$476
Ratio of Earnings to Fixed Charges	3.4	3.0	3.3	2.8	3.2

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